Terrapin 3 Acquisition Corporation

590 Madison Avenue, 35th Floor

New York, New York 10022

June 23, 2014

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:	Terrapin 3 Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted May 21, 2014

CIK No.0001608298

Dear Mr. Reynolds:

Terrapin 3 Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 17, 2014 regarding our Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) previously submitted on May 21, 2014. For your convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response.

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section I 05(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Staff is advised that investors will not retain copies of such materials. In addition, no research reports regarding the Company will be published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in our offering

2.	Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

We hereby advise the Staff that we will ensure that, prior to effectiveness, it receives a copy of a letter or a phone call from FINRA stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements

3.	We note your description of the "forward purchase contract," the first risk factor on page 32, and Section 3.3.4 of exhibit 10.11. It appears that Macquarie is not obligated to purchase the securities unless Macquarie consents to the business combination, which it may withhold in its sole discretion. Please clarify throughout the filing the non-binding nature of the arrangement, and advise us why you believe it is appropriate to identify the agreement as a "forward purchase contract" given its non-binding nature.

We have complied with the Staff's request and revised the disclosure throughout the prospectus to clarify that the Company and MIHI LLC (an affiliate of Macquarie) have entered into a “contingent” forward purchase contract. We supplementally advise the Staff that prior to the effectiveness of the registration statement, MIHI will enter into an agreement to purchase a fixed number of securities for a fixed purchase price which will be settled in the future. The agreement is subject to closing conditions which include (i) MIHI providing its consent to the business combination, (ii) the Company entering into a registration rights agreement, an agreement among sponsors, an insider letter and an investment banking right of first refusal agreement (each of which will be executed prior to effectiveness of the registration statement) and (iii) the Company consummating an IPO raising at least $150 million in gross proceeds. We therefore believe the characterization as a contingent forward purchase contract is appropriate. We have added disclosure describing these contingencies on the bottom of page 2 and the first full paragraph on page 76 of the prospectus.

Prospectus Cover Page

4.	Please limit your disclosure to one page and move the information that is not required by Item 501 or is not key to an investment decision off the cover page. See Item 501(b) of Regulation S-K.

We have complied with the Staff’s request and limited our disclosure to one page.

5.	Please provide a summary of the securities subscription agreement in an appropriate location in the registration statement.

We have complied with the Staff’s request and provided a summary of the securities subscription agreement in the section entitled “Certain Relationships and Related Party Transactions” on the top of page 118.

General, page 4

Track Record of Our Management Team, page 4

6.	Please disclose the benefits Mr. Leight received in connection with the other previous blank check companies with which he was associated.

We supplementally advise the Staff that the benefits Mr. Leight received in connection with the other previous blank check companies with which he was associated were the same as the benefits of any SPAC sponsor, including founder shares and sponsor warrants that Mr. Leight acquired. We note that the purpose of this section of the prospectus is to inform investors of our management team’s experience with SPAC transactions and disclosure of benefits received by Mr. Leight would not be pertinent to this section.

The Offering, page 8

Conditions to completing our initial business combination, page 14

7.	Please disclose in the last sentence the specific agreement and the material terms of such agreement that require your Macquarie sponsor to approve the business combination. Also clarify whether you can complete a business combination without such approval.

We have complied with the Staff's request and revised the last full paragraph on page 17 as follows:

“Our initial business combination must be approved by our Macquarie sponsor as a closing condition to the contingent forward purchase contract. In addition, we have entered into an agreement among sponsors with the Terrapin sponsor and the Macquarie sponsor pursuant to which we have agreed not to consummate a business combination without the Macquarie sponsor's consent.”

Limited payments to insiders, page 19

8.	Please disclose that there is no cap or ceiling on the reimbursement of the out-of-pocket expenses.

We have complied with the Staff's request and disclosed on page 25 that there is no cap or ceiling on the reimbursement of the out-of-pocket expenses.

Risk Factors, page 22

The grant of registration rights .. ., page 28

9.	To provide investors information about the magnitude of the risk, please quantify the number of shares that are subject to the demand registration rights. Please also clarify that Macquarie will receive registration rights for the securities underlying the "forward purchase contract."

We have complied with the Staff’s request and (i) quantified the number of shares that are subject to the demand registration and (ii) clarified that Macquarie will receive registration rights for the securities underlying the contingent forward purchase contract in the last paragraph on page 41.

Use of Proceeds, page 40

10.	Please disclose the fees for financial advisory, underwriting, capital raising, and other services that may be provided by Macquarie Capital (USA) Inc. For example, if those fees are included in the expenses for the business combination, disclose this in footnote (5) on page 41.

We supplementally inform the Staff that Macquarie Capital (USA) Inc. has not yet been retained for a specific financial advisory, underwriting, capital raising or other transaction and so we are not able to quantify the fees for any such engagement. We note that no funds will be paid out of the trust to fund any such fee payments and it is not expected that any fees would be paid prior to the consummation of a business combination. The actual amount of fees received will vary significantly based on the size of any transaction and the extent to which other investment banks are involved. For these reasons we have not included any estimate of fees to be paid by us to Macquarie in footnote 5 on page 60. We have revised footnote 5 on page 60 to clarify that this amount does not include any investment banking fees which may be payable upon consummation of a business combination.

Dilution, page 44

11.	Please provide the following information related to your calculation of dilution:

•	Tell us why you believe it is appropriate to include proceeds from the private placement warrants in your calculation of dilution related to this offering, and

In addition to being standard and customary in computations of dilution of other SPACs with simultaneous private placements (note: we know of no other SPACs who have handled it differently), we believe the private placement warrants are a critical and inseparable component of an investor’s overall consideration of the Offering.

•	Provide your calculation of dilution to public stockholders both assuming the shares are not redeemed and assuming all potential shares are redeemed.

The calculation of dilution, as disclosed, assumes maximum redemption. This calculation assumption, which is consistent with all other SPACs, is aligned with the ultimate accounting for the shares subject to possible redemption (e.g. classified outside of permanent equity). We believe disclosure of the alternative assumption of no redemption may be misleading to investors.

Proposed Business, page 50

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419, page 64

Release of funds, page 67

12.	To clarify the difference between your offering and what is permitted under Rule 419, please revise to quantify the approximate amount that could be released for tax obligations and working capital requirements.

We have complied with the Staff’s request and quantified the approximate amount that could be released for tax obligations and working capital requirements on page 102.

Certain Relationships and Related Party Transactions, page 77

13.	Please identify the affiliates to which you refer in the related party transactions in this section.

We have complied with the Staff’s request and have identified Terrapin Partners, LLC as the affiliate with whom we have entered into an Administrative Services Agreement on page 119.

14.	Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404( a) of Regulation S-K. See Item 404(b) of Regulation S- K.

We have complied with the Staff’s request and have described our policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K on page 120.

15.	We note that you have granted Macquarie Capital (USA) Inc. a right of first refusal for a period of 36 months to provide certain financial advisory, underwriting, capital raising, and other services for which they may receive fees. Please clarify how you will determine the amount of, and the principles you intend to follow in paying, any such fees. Please also provide this information under the Underwriting section.

We have complied with the Staff's comment by adding language on pages 119 and 137 to clarify how the Company will determine the amount of, and the principles it intends to follow in paying, fees in respect of any such financial advisory, underwriting, capital raising and other services.

Underwriting, page 87

16.	As it appears that Macquarie Capital (USA) Inc. is an affiliate of the company, please tell us whether it plans to make a market in any of your securities. If so, please amend the filing to register the market-making activities of Macquarie Capital (USA) Inc.

We supplementally advise the Staff that Macquarie Capital (USA) Inc. has informed us that it does not plan to make a market in any of the Company’s securities.

Exhibits

17.	Please file all required exhibits, including the amended and restated certificate of incorporation, in a timely manner so that we may have sufficient time to review them before you request effectiveness of the registration statement. See Item 60 I of Regulation S-K.

We supplementally advise the Staff that we will file all of the remaining exhibits in a timely manner to enable the Staff to have sufficient time to review them.

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In making this response the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

/s/ Sanjay Arora
Sanjay Arora
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Douglas Ellenoff, Esq.